FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated March 09, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2012 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	(X) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

9,721,600	1.11	1.11

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

9,721,600	1.11	1.11

1

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2012 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	(X) Executive Officers	( ) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

100,632	0,01	0,01

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

100,632	0,01	0,01

2

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2012 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	(X) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

239,663,926	27.47	27.47

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

BRADESCO	Sell	02/28/2012	14000	35,48	496.720,00
Share

Common

BRADESCO	Sell	02/28/2012	7400	35,52	262.848,00
Share

Common

BRADESCO	Sell	02/28/2012	27600	35,55	981.180,00
Share

Common

BRADESCO	Sell	02/28/2012	32700	35,56	1.162.812,00
Share

Common

BRADESCO	Sell	02/28/2012	57300	35,57	2.038.161,00
Share

Common

BRADESCO	Sell	02/28/2012	5900	35,58	209.922,00
Share

Common

BRADESCO	Sell	02/28/2012	1300	35,59	46.267,00
Share

Common

BRADESCO	Sell	02/28/2012	2400	35,6	85.440,00
Share

Common

BRADESCO	Sell	02/28/2012	2000	35,68	71360
Share

Common

BRADESCO	Sell	02/28/2012	5000	35,7	178500,00
Share

Common

BRADESCO	Sell	02/28/2012	100	35,62	3562,00
Share

Common

BRADESCO	Sell	02/28/2012	200	35,69	7138,00
Share

Common

BRADESCO	Sell	02/28/2012	6100	35,14	214.354,00
Share

Common

BRADESCO	Sell	02/28/2012	5200	35,15	182.780,00
Share

Common

BRADESCO	Sell	02/28/2012	40300	35,16	1.416.948,00
Share

Common

BRADESCO	Sell	02/28/2012	10100	35,17	355.217,00
Share

Common

BRADESCO	Sell	02/28/2012	11700	35,18	411.606,00
Share

Common

BRADESCO	Sell	02/28/2012	15000	35,19	527.850,00
Share

Common

BRADESCO	Sell	02/28/2012	5000	35,20	176.000,00
Share

Common

BRADESCO	Sell	02/28/2012	4000	35,30	141.200,00
Share

Common

BRADESCO	Sell	02/28/2012	6900	35,32	243.708,00
Share

Common

BRADESCO	Sell	02/28/2012	2000	35,35	70.700,00
Share

Common

BRADESCO	Sell	02/28/2012	2700	35,36	95.472,00
Share

Common

BRADESCO	Sell	02/292012	2300	35,37	81351,00
Share

Common

BRADESCO	Sell	02/292012	5000	35,38	176.900,00
Share

Common

BRADESCO	Sell	02/292012	2100	35,41	74.361,00
Share

Common

BRADESCO	Sell	02/292012	900	35,43	31.887,00
Share

Common

BRADESCO	Sell	02/292012	1000	35,44	35.440,00
Share

Common

BRADESCO	Sell	02/292012	2000	35,56	71.120,00
Share

Common

BRADESCO	Sell	02/292012	1000	35,58	35.580,00
Share

Common

BRADESCO	Sell	02/292012	3000	35,60	106.800,00
Share

Common

BRADESCO	Sell	02/292012	2000	35,62	71.240,00
Share

Common

BRADESCO	Sell	02/292012	4100	35,65	146.165,00
Share

Common

BRADESCO	Sell	02/292012	10300	35,75	368.225,00
Share

Common

BRADESCO	Sell	02/292012	2300	35,76	82.248,00
Share

Common

BRADESCO	Sell	02/292012	2300	35,77	82.271,00
Share

Common

BRADESCO	Sell	02/292012	7800	35,78	279.084,00
Share

Common

BRADESCO	Sell	02/292012	14500	35,79	518.955,00
Share

Common

BRADESCO	Sell	02/292012	26500	35,80	948.700,00
Share

Common

BRADESCO	Sell	02/292012	1900	35,81	68.039,00
Share

Common

BRADESCO	Sell	02/292012	24800	35,90	890.320,00
Share

Common

BRADESCO	Sell	02/292012	200	35,84	7.168,00
Share

Common

BRADESCO	Sell	02/292012	2000	35,82	71.640,00
Share

Common

BRADESCO	Sell	02/292012	3000	35,74	107.220,00
Share

Common

BRADESCO	Sell	02/292012	100	35,69	3.569,00
Share

Common

BRADESCO	Sell	02/292012	1000	35,59	35.590,00
Share

Common

BRADESCO	Sell	02/292012	1000	35,53	35.530,00
Share

Common

BRADESCO	Sell	02/292012	1000	35,55	35.550,00
Share

Common

BRADESCO	Sell	02/292012	300	35,52	10.656,00
Share

Common

BRADESCO	Sell	02/292012	1000	35,54	35.540,00
Share

Common

BRADESCO	Sell	02/292012	1000	35,42	35.420,00
Share

Common

BRADESCO	Sell	02/292012	1000	35,31	35.310,00
Share

Common

BRADESCO	Sell	02/292012	1000	35,29	35.290,00
Share

Common

BRADESCO	Sell	02/292012	1000	35,10	35.100,00
Share

Common

BRADESCO	Sell	02/292012	700	35,46	24.822,00
Share

Common

BRADESCO	Sell	02/292012	300	35,48	106.44,00
Share

Common

BRADESCO	Sell	02/292012	100	35,33	35.33,00

Closing Balance

Security/ Derivative	Characteristic of ,Security	Number	% interest
Same kind	Total
Share

Common

239,270,526	27.42	27.42

3

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2012 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	( X) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

13,484	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

13,484	0.00	0.00

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   March 09, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director